EXHIBIT 20(a)



                                   (PRESS)   Lucas van Praag
                                             (44)171-404-5959

                                             Guy Esnouf
                                             (1) 610-454-5048

                                   (ANALYST) Arvind Sood
                                        (1) 610-454-3851

      Rhone-Poulenc Rorer Announces Final Offer* For Fisons

COLLEGEVILLE, PA  AND PARIS, FRANCE (October 5, 1995) - Rhone-
Poulenc Rorer Inc. (NYSE:RPR) today announced its final offer for the U.K. pharmaceutical company Fisons plc of 265 pence per share.

"As allowed under U.K. takeover rules, we have taken the opportunity to raise our offer in order to secure control of Fisons. This final cash offer should be compared with what we believe are Fisons' poor prospects as an independent company," said Michel de Rosen, President and Chief Executive Officer of Rhone-Poulenc Rorer Inc.

"It is clearer than ever that the key to this transaction is the value that can be realized only by fully combining the two companies," continued Mr. de Rosen.

Fisons has a range of non-steroid asthma/allergy products sold worldwide, but has disposed of its research operation and has no pipeline of compounds in development. It is developing both non-CFC metered dose and dry powder inhaler devices for the future. Rhone-Poulenc Rorer has a promising R & D pipeline of asthma products which offers the product future Fisons lacks. "Rhone-Poulenc Rorer has been successful with its steroid-based asthma and allergy products, which it sells in the United States. Combined with Fisons, RPR believes it will be in a position to build a strong global respiratory franchise," said Mr. de Rosen.

Rhone-Poulenc Rorer`s Final Offer values Fisons at 1.8 billion pounds Sterling (U.S. $2.9 billion). At this price, the acquisition is expected to add to RPR's earnings by 1997.

Rhone-Poulenc Rorer Inc. is a global pharmaceutical company dedicated to the discovery, development, manufacture and marketing of innovative human pharmaceuticals. The company reported sales of $4.5 billion in 1994, and invested more than $600 million in research and development.


                              ####



Notes:

This offer is not being made directly or indirectly in the United States, Canada, Australia or Japan, and as a consequence, no offer document will be distributed in or into these countries.

*The final offer will not be increased, except that Rhone-
Poulenc Rorer has reserved the right to revise the offer if a competitive situation (such as there being a competing bidder) arises or if the U.K. takeover panel agrees.

                                             EXHIBIT 20(b)


          FOR IMMEDIATE RELEASE

                                        Becoming The Best
                                        -----------------

                              October 6, 1995



                              (Press)   Guy Esnouf
                                        610-454-5048

                              (Analyst) Arvind Sood
                                        610-454-3851


FOR IMMEDIATE RELEASE

  Rhone-Poulenc Rorer Announces Open Market Purchases of Fisons
                           plc Shares


Collegeville, PA and Paris, France (October 6, 1995) - Rhone-Poulenc Rorer Inc. (NYSE:RPR) today announced that in connection with its offer for Fisons plc its wholly owned subsidiary Rhone-Poulenc Rorer acquisition Corporation yesterday purchased in open market transactions, 114,706,463 ordinary shares of Fisons (16.6% of the total issued ordinary shares) at its offer price of 265 pence per share. This represents a total investment of approximately US $480.3 million. Rhone-Poulenc Rorer Inc. further announced that it may in the future make certain additional open market purchases, not to exceed thirty per cent of Fisons' share capital.

RPR's offer for Fisons is not being made directly or indirectly in the United States, Canada, Australia or Japan, and as a consequence, no offer document will be distributed in or into these countries.



                               ###

                                             EXHIBIT 20(c)



                                   October 11, 1995

                                   (Press)   Lucas van Praag
                                             (44) 171.404.5959
                                                  or
                                             Guy Esnouf
                                             (610)454-5048

                                   (Analyst) Arvind Sood
                                             (610) 454-3851

Collegeville, PA and Paris, France -- October 11, 1995 -- Following a meeting with the Chairman and Chief Executive of Fisons, Rhone-Poulenc Rorer Inc. (NYSE:RPR) is pleased to note the announcement this morning that the Board of Fisons, fully supported by its financial advisers, has recommended the Final Offer of 265p.

Rob Cawthorn, Chairman of Rhone-Poulenc Rorer Inc., said: "We are delighted that the Board of Fisons has recommended acceptance of our Final Offer. We believe that the combination of RPR's respiratory business with Fisons will create a powerful force in the vitally important therapeutic field of asthma/allergy. For Rhone-Poulenc Rorer, the transaction is a major step towards leadership in one of our key therapeutic areas and will benefit patients, employees and our shareholders."

The Final Offer closes at 1:00 PM on Friday, October 20, 1995. Lehman Brothers and Hambro Magan, which are regulated by The Securities and Futures Authority, are acting for Rhone-Poulenc Rorer and Rhone-Poulenc Rorer Acquisition Corp. ("the Offeror") in connection with the Final Offer and no one else and will not be responsible to anyone other than Rhone-Poulenc Rorer or the Offeror for providing the protections afforded to customers of Lehman Brothers or Hambro Magan nor for providing advice in relation to the Final Offer.

                              ####
Notes:

This Offer is not being made directly or indirectly in the United States, Canada, Australia or Japan and, as a consequence, no offer document will be distributed in or into these countries.

The Offeror reserves the right to revise, increase or extend the Final Offer in the event of a competitive situation arising or should the U.K. takeover Panel so agree.